SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PlayAGS, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

72814N 104

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72814N 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AP Gaming VoteCo, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 23,208,076 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 23,208,076 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,208,076 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.0%

14	Type of Reporting Person OO

CUSIP No. 72814N 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Marc J. Rowan

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 23,208,076 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 23,208,076 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,208,076 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.0%

14	Type of Reporting Person IN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.                         Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of PlayAGS, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 5475 S. Decatur Blvd, Suite 100, Las Vegas, Nevada 89118.

Item 2.                         Identity and Background

This Schedule 13D is filed jointly by (i) AP Gaming VoteCo, LLC, a Delaware limited liability company (“VoteCo”), and (ii) Marc J. Rowan.  VoteCo and Mr. Rowan are referred to herein collectively as the “Reporting Persons.”

The principal address of VoteCo is 5475 S. Decatur Blvd., Las Vegas, Nevada 89118.  The principal address of Mr. Rowan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

VoteCo is principally engaged in the business of investing in securities of the Issuer and in holding an irrevocable proxy with respect to shares of the Issuer’s Common Stock held by Apollo Gaming Holdings, L.P. (“Holdings”), as further described in Item 3 below.  VoteCo is managed by its members, Marc J. Rowan and David Sambur.  Mr. Rowan holds a majority of the membership interests in VoteCo and as such may be deemed to share voting and dispositive control, and beneficial ownership, with VoteCo with respect to shares of the Issuer’s Common Stock beneficially owned by VoteCo.

The principal occupation of Mr. Rowan is to act as a manager, as well as an executive officer, of Apollo Management Holdings GP, LLC (“Management Holdings GP”), and to act as a manager, director or officer of other affiliated investment managers and investment advisors.  Mr. Rowan is a citizen of the United States.

Attached as Appendix A to Item 2 is information concerning Mr. Sambur as a manager of VoteCo, as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.                         Source and Amount of Funds or Other Consideration

Prior to the initial public offering of Common Stock of the Issuer (the “Offering”) as described in the Registration Statement on Form S-1 of the Issuer as filed with the Securities and Exchange Commission on December 19, 2017 (as amended to date, the “Registration Statement”), Holdings held 14,931,529 shares of non-voting Class B common stock of the Issuer and VoteCo held 100 shares of non-economic voting Class B common stock of the Issuer.  Holdings acquired 10,000,000 shares of non-voting Class B common stock of the Issuer in December 2013 for an aggregate purchase price of $100,000,000 in cash.  Holdings acquired an additional 4,931,529 shares in May 2015 for an aggregate purchase price of $77,425,000 in cash.  Holdings obtained the funds that it used to acquire the shares of non-voting common stock of the Issuer from capital contributions made by its limited partners.  VoteCo’s acquisition of the non-economic voting common stock of the Issuer did not involve the payment of any cash consideration.

On January 29, 2018, the Issuer reclassified its existing non-voting common stock into a new class of voting common stock, which is the Common Stock as defined herein, and cancelled its existing class of non-economic voting common stock (the “Reclassification”).  Concurrently, the Issuer effected a 1.5543 for 1 split of the Issuer’s new voting common stock, such that Holdings received 1.5543 shares of Common Stock for each share of non-voting common stock that Holdings held prior to the Reclassification.  Accordingly, following the Reclassification and the stock split, VoteCo no longer directly holds any shares of equity securities of the Issuer and Holdings is the record holder of 23,208,076 shares of Common Stock.

Also on January 29, 2018, concurrently with the Reclassification and the stock split, Holdings entered into the Irrevocable Proxy and Power of Attorney dated as of January 29, 2018 (the “Irrevocable Proxy”) with VoteCo, whereby Holdings irrevocably constituted and appointed VoteCo, with full power of substitution, Holdings’ true and lawful proxy and attorney-in-fact to: (i) vote all of the shares of Common Stock of the Issuer held by Holdings (the “Subject Shares”) at any meeting (and any adjournment or postponement thereof) of the Issuer’s stockholders, and in connection with any written consent of the Issuer’s stockholders, and (ii) direct and effect the sale, transfer or other disposition of all or any part of the Subject Shares, if, as and when so determined in the sole discretion of VoteCo.  All of the shares of Common Stock of the Issuer that are held of record by Holdings are subject to the Irrevocable Proxy.  A Subject Share will automatically be released from and will no longer be subject to the Irrevocable Proxy upon the sale, transfer or other disposition by VoteCo of such Subject Share.  VoteCo acquired beneficial ownership of the Common Stock held by Holdings pursuant to the Irrevocable Proxy, which did not involve the payment of any cash consideration to, by or on behalf of VoteCo.

The description of the Irrevocable Proxy as described in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the full text of the Irrevocable Proxy, which is included in this Schedule 13D as Exhibit 2 and is incorporated herein by reference.

Item 4.                             Purpose of Transaction

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes.  Each of the Reporting Persons retains the right to change its or his investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by the Reporting Person, in any manner permitted by law.  The Reporting Persons may each engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, each of the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or any other third party regarding such matters.

Item 5.                             Interest in Securities of the Issuer

Holdings is the record holder of an aggregate of 23,208,076 shares of Common Stock of the Issuer, representing approximately 69.0% of the outstanding Common Stock of the Issuer.  Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all of the shares of Common Stock held of record by Holdings are beneficially owned by VoteCo pursuant to the Irrevocable Proxy that grants VoteCo sole voting and sole dispositive power with respect to all such shares.  Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by the Reporting Persons assumes that there are 33,628,788 shares of Common Stock issued and outstanding as of January 30, following the closing of the Issuer’s initial public offering.

(b)   See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)   There have been no reportable transactions by the Reporting Persons with respect to the Common Stock of the Issuer within the last 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Irrevocable Proxy

See the description of the Irrevocable Proxy as set forth in Item 3 of this Schedule 13D, which is incorporated herein by reference in its entirety.

Lock-up Agreement

In connection with the Offering, Holdings and VoteCo each entered into a lock-up agreement dated as of January 30, 2018 (the “Lock-Up Agreement”) pursuant to which Holdings and VoteCo each agreed with Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Jefferies LLC and Macquarie Capital (USA) Inc., as representatives for the several underwriters (collectively, the “Representatives”) that for the period beginning on January 30, 2018 and ending on and including the date that is 180 days after January 30, 2018 (the “Lock-Up Period”), Holdings and VoteCo will not, except in each case with the prior written consent of the Representatives and subject to certain exceptions: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock (collectively, the “Lock-Up Securities”), (ii) enter into a transaction which would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction is to be settled by delivery of shares of the Common Stock or such other securities, in cash or otherwise; or (iv) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.  Pursuant to the Lock-Up Agreement, Holdings and VoteCo each also agreed that during the Lock-Up Period it would not, without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. make any demand for or exercise any right with respect to, the registration of any Lock-Up Securities, except for a demand for or exercise of a right with respect to the confidential or non-public submission for registration of a Lock-Up Security so long as: (a) no public announcement of such demand or exercise of rights is made, (b) no public announcement of such submission is made, (c) the Issuer and VoteCo, or Holdings, as applicable, shall give each of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. written notice at least two business days prior to such submission, and (d) no such submission shall become a publicly available registration statement during the Lock-Up Period.  The Lock-Up Agreement also provides that during the Lock-Up Period and for the 34 days immediately following the expiration of the Lock-Up Period, each of Holdings and VoteCo must give notice of its intent to the Issuer before engaging in any transaction or taking any action that is the subject of the Lock-Up Agreement, and may not consummate any such transaction or take any such action unless it receives written confirmation from the Issuer that the Lock-Up Period has expired.

Securityholders Agreement

On January 30, 2018, in connection with the closing of the Offering, the Issuer, Holdings, VoteCo and each other stockholder identified therein entered into the Amended and Restated Securityholders Agreement (the “Securityholders Agreement”), whereby Holdings and Apollo Investment Fund VIII, L.P., each of their respective affiliates, and VoteCo, so long as it beneficially owns shares of Common Stock pursuant to the Irrevocable Proxy (collectively, the “Apollo Group”), are granted certain customary demand registration rights and piggy-back registration rights.  In addition, if the Issuer declines to repurchase shares of Common Stock from any former employee who holds Common Stock and is a party to the Securityholders Agreement, then the Apollo Group will have the right, exercisable for a period of at least thirty days, to purchase the shares of Common Stock held by the former employee.

Stockholders Agreement

Concurrently with the closing of the Offering, the Issuer, Holdings and VoteCo also entered into the Stockholders Agreement dated as of January 30, 2018 (the “Stockholders Agreement”).  Pursuant to the Stockholders Agreement, Holdings will have the right, as long as Holdings and Apollo Investment Fund VIII, L.P., each of their respective affiliates, and VoteCo, so long as it beneficially owns shares of Common Stock pursuant to the Irrevocable Proxy (collectively, the “Apollo Group”), and their permitted transferees, holds at least 33 1/3% of the issued and outstanding Common Stock of the Issuer, to approve certain actions by the Issuer, including, among others, changing the size of the board of directors, incurring certain indebtedness, acquiring the stock or assets of another entity, changing the nature of the Issuer’s business, entering into new or unrelated lines of business or ceasing a material portion of its business, terminating the chief executive officer of the Issuer or designating a new chief executive officer, consolidating or merging the Issuer with or into another entity, or the Issuer entering into or allowing its subsidiaries to enter into a voluntary liquidation or bankruptcy.  Under the Stockholders Agreement, as long as the Apollo Group beneficially owns at least 5% of the Issuer’s issued and outstanding Common Stock, Holdings will have the right to nominate a number of directors that constitute a percentage of the board equal to the percentage of the Issuer’s issued and outstanding Common Stock beneficially owned by the Apollo Group, rounded up to the nearest whole number, but in any event no less than one director.  The Issuer also agreed to take all necessary actions to appoint directors nominated by Holdings to each committee of the board of directors in proportion to the total number of directors that Holdings is entitled to nominate to the board of directors, subject to applicable rules of the Securities and Exchange Commission and any applicable stock exchange.  In addition, the Issuer agreed to indemnify and advance expenses of Holdings and VoteCo and their respective affiliates against any losses, claims and damages arising from their actions as the Company’s stockholders or controlling persons.

The descriptions of the Irrevocable Proxy, the Lock-Up Agreement, the Stockholders Agreement and the Securityholders Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each such document which are included in this Schedule 13D as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and are each incorporated herein by reference.

Item 7.                             Material to Be Filed as Exhibits

Exhibit 1:      Joint Filing Agreement dated as of February 5, 2018, by and among the Reporting Persons

Exhibit 2:      Form of Irrevocable Proxy of AP Gaming VoteCo, LLC (incorporated by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form S-1 as filed with the Securities & Exchange Commission on December 19, 2017, as amended to date)

Exhibit 3        Form of Lock-up (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1 as filed with the Securities & Exchange Commission on December 19, 2017, as amended to date)

Exhibit 4        Form of Amended and Restated Securityholders Agreement, by and among the Issuer, Apollo Gaming Holdings, L.P., AP Gaming VoteCo, LLC and the other security holders that are party thereto (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 as filed with the Securities & Exchange Commission on December 19, 2017, as amended to date)

Exhibit 5        Form of Stockholders Agreement, by and among the Issuer, Apollo Gaming Holdings, L.P. and AP Gaming VoteCo, LLC (incorporated by reference to Exhibit 10.21 to the Issuer’s Registration Statement on Form S-1 as filed with the Securities & Exchange Commission on December 19, 2017, as amended to date)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  February 5, 2018

AP GAMING VOTECO, LLC

By:	/s/ David Sambur
Name:	David Sambur
Title:	Managing Member

MARC J. ROWAN

By:	/s/ Marc J. Rowan

APPENDIX A

The following sets forth information with respect to David Sambur as a managing member of VoteCo.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Mr. Sambur is a member of VoteCo, which is managed by its members.  Mr. Sambur’s principal occupation is to act as a member and manager of VoteCo, and as a member, manager, officer or director of other entities indirectly or directly managed or advised by Management Holdings GP and other investment managers and advisors affiliated with Management Holdings GP.

Mr. Sambur’s business address is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.  Mr. Sambur is a citizen of the United States.  Mr. Sambur disclaims beneficial ownership of all of the shares of Common Stock included in in the Schedule 13D to which this Appendix A relates, and the filing of the Schedule 13D shall not be construed as an admission that he is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.